Exhibit 17

March 16, 2020

To: Dave Calhoun, CEO
Larry Kellner, Chairman of the Board
Members of the Board

I have had the pleasure of working with Boeing for almost ten years now. As South Carolina Governor I came to know the quality of the company, but more importantly, the excellence of the Boeing team and workforce. When I was asked to join the Board of Directors, there was no better team I could think of being a part of.

As Boeing has gone through the difficulties of the MAX, I have appreciated the humility and transparency shown by the team to make sure that when the MAX is back in the air, it will be the safest, strongest plane ever flown.

As we encounter the Covid-19 crisis, Boeing, along with many other companies, face another major set of challenges. I want to be part of helping the company as it pushes through it. However, the board and executive team are going in a direction I cannot support.

While I know cash is tight, that is equally true for numerous other industries and for millions of small businesses. I cannot support a move to lean on the federal government for a stimulus or bailout that prioritizes our company over others and relies on taxpayers to guarantee our financial position. I have long held strong convictions that this is not the role of government.

I strongly believe that when one is part of a team, and one cannot in good faith support the direction of the team, then the proper thing to do is to resign. As such, I hereby resign my position from the Boeing Board.

I hope you all know that I will continue to be a strong supporter of Boeing and its workforce. All of you have taught me so much over the past year. Serving with each and every one of you has been a privilege. I value the friendships I have made with all of you.

If I can ever be of help or service to the Boeing team in the future, please don't hesitate to contact me.

My very best,

/s/ Nikki R. Haley

Nikki R. Haley